UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A.
before the Superintendencia de Valores y Seguros de Chile on November 20, 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

SQM hereby informs you that the Board of Directors of Sociedad Quimica y Minera de Chile S.A. (SQM), which met today in an Ordinary Board Meeting, unanimously agreed to pay and distribute the interim dividend as referred to in "SQM’s Dividends Policy for the Business year 2012" which was informed to SQM’s Annual Ordinary Shareholder Meeting on April 26 of this year. This, with the essential purpose of being able to pay and distribute an interim dividend of US$0.94986 per share and which is approximately equal to the total amount of US$250 million and, the latter equal to 49.3% of the distributable net income for the business year 2012 being accumulated as of September 30 of this year. The above will be charged against the net income of said business year, in favor of the Shareholders appear registered in SQM’s Shareholder Registry on the fifth working day prior to December 12, and in its equivalent in national currency according to the value of the "Observed Dollar" or "USA Dollar" that appears published in the Official Gazette on December 5, 2012.

We notify the above as an essential fact and pursuant to the provisions established for this purpose in Articles 9 and 10, second paragraph, of Law N°18,045. This is also pursuant to the provisions in "SQM’s Dividends Policy for the Business year 2012" and in the Bulletins N°660 and N°687 and in the General Regulation N°30 of the Superintendence of Securities and Insurance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: November 22, 2012.